TESCO



07020696

SUPPL

For Immediate Release: Tuesday 23rd January 2007

CONSUMERS MUST COME FIRST IN COMPETITION INQUIRY - TESCO RESPONDS TO COMPETITION COMMISSION EMERGING THINKING

Tesco today welcomed the progress report from the Competition Commission but expressed surprise at the lack of focus on consumers.

Responding to the first stage of the inquiry which still has a year left to run Tesco Chief Executive, Sir Terry Leahy, said: "We are at the early stages of this inquiry but the Commission appears to have made some progress on dispelling the myths surrounding our industry, particularly in their early work on suppliers where they have found no problems with the economic viability of manufacturers, processors or wholesalers.

"However I am concerned that consumers barely get a mention in today's report and I urge the Commission to ensure that they are top of the list for the remainder of the inquiry. I believe passionately that consumers have benefited in so many ways from the intense competitive rivalry in this industry."

On consumer choice Sir Terry added: "All of the evidence suggests that customers are very satisfied with the choice available to them and new stores continue to open all the time. Customers of larger stores drive up to 20 minutes to shop and the report shows that on this basis more than 90% of the urban population have access to three or more larger supermarkets. When you add in smaller stores, discounters, Marks and Spencer and internet shopping the choice is even greater."

Competition for land and new stores is also intense and the report shows that Tesco's main competitors are acquiring significant holdings of land. Sir Terry noted this comment and added: "I believe this points to further intense competition in the future."

Sir Terry concluded: "The Commission will investigate all of the issues further and I am very confident that once they look at all of the evidence they will find, as they have in previous years, that our industry is competitive and good for consumers and will remain so in the future."

ENDS

Notes For Editors:

Tesco's submission to the Competition Commission can be found at www.tesco.com/talkingtesco

For further information please contact the Tesco Press Office on 01992 644645. To contact the duty press officer out of hours please telephone 01992 644733 and select option 2 from voicemail.